As filed with the Securities and Exchange Commission on April 23, 2004.

Registration No. 333-110581

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 ON

FORM S-3

TO

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

POINT THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	04-3216862
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

125 Summer Street

Boston, Massachusetts, 02110

617-933-2130

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael P. Duffy, Esq.

Point Therapeutics, Inc.

125 Summer Street

Boston, Massachusetts 02110

617-933-2130

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Steven A. Wilcox, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this Post-Effective Amendment No. 1.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The registration fees were paid at the time of the original filing of this Registration Statement.

This Registration Statement, which is a new Registration Statement, also constitutes Post-Effective Amendment No. 1 to Registration Statement No. 333-110581, which was declared effective on December 22, 2003. Such Post-Effective Amendment shall hereafter become effective concurrently with the effectiveness of this Registration Statement and in accordance with Section 8(c) of the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

(Not Part of the Prospectus)

This Post Effective Amendment No. 1 on Form S-3 is being filed to convert the Registration Statement on Form S-1 (No. 333-110581), as amended and supplemented, into a Registration Statement on Form S-3.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued April     , 2004

Point Therapeutics, Inc.

8,700,001 Shares

Common Stock

We have prepared this Prospectus to allow the selling shareholders or their pledgees, donees, transferees or other successors in interest, to sell up to 5,600,001 shares of our common stock which they have acquired in a private placement in the United States (the “Placement”), and up to 3,100,000 shares of our common stock issuable upon the exercise of warrants which are held by certain stockholders named in this Prospectus. We will not receive any proceeds from the sale of these shares.

Before purchasing shares of Point Therapeutics, Inc. common stock you should carefully review the Risk Factors section of this Prospectus which begins on page 2.

The Point Therapeutics, Inc. common stock is listed on the NASDAQ SmallCap Market with the ticker symbol: “POTP.” On April 13, 2004 the closing price of one share of Point Therapeutics, Inc. common stock on the NASDAQ SmallCap Market was $6.40.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                          , 2004

You should rely only on the information contained or incorporated by reference in this Prospectus. We have not authorized anyone to provide you with different information. This Prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus. Our business, financial condition, results of operation and prospects may have changed since that date.

In this Prospectus, “Point,” “the Company,” “we,” “us” and “our” refer to Point Therapeutics, Inc. and any of its subsidiaries.

i

THE COMPANY

We are developing small molecule drugs for the treatment of solid tumors, hematologic malignancies, hematopoietic disorders and infectious diseases. Our lead product candidate, PT-100, is an orally-active small molecule which, through a novel mechanism of action, has the potential both to inhibit the growth of malignant tumors and to reconstitute the hematopoietic system.

We believe that PT-100 has a large market opportunity because of its current portfolio of potential applications, including:

•	Cancers: PT-100 could be used in combination with chemotherapeutic agents, monoclonal antibodies, and/or vaccines to treat both solid tumors and hematologic malignancies;

•	Hematopoietic Disorders: PT-100 could be used to treat both neutropenia and anemia; and

•	Infectious Diseases: PT-100 could be used as an adjuvant to enhance the efficacy of certain vaccines.

The strategy of our clinical development program is to develop the full range of commercial applications of PT-100 and to prioritize its fastest-to-market applications. We have initiated a Phase 2 human clinical trial of PT-100 in combination with Taxotere® for the treatment of non-small cell lung cancer (NSCLC). In addition, we plan to initiate in the first half of 2004 Phase 2 clinical studies of PT-100 in combination with cisplatin to treat metastatic melanoma, PT-100 in combination with Rituxan® to treat chronic lymphocytic leukemia (CLL), and PT-100 as a single agent to treat metastatic melanoma. We are currently conducting a Phase 1 clinical study to test the safety and efficacy of PT-100 in combination with Rituxan® in patients with hematologic malignancies, such as non-Hodgkin’s lymphoma, and are also clinically developing PT-100 as a potential therapy for the treatment of hematopoietic disorders. In addition, we from time-to-time evaluate new technology opportunities to broaden our portfolio of potential products, including in-licensing opportunities, collaboration arrangements as well as more expansive corporate relationships, including mergers and acquisitions.

The Company is the successor of a merger between Point Therapeutics, Inc., a privately held Massachusetts corporation (“Point Massachusetts”), and HMSR Inc., a publicly-traded Delaware corporation (“HMSR”). Point Massachusetts was incorporated in September 1996 as a biopharmaceutical company to develop small molecule drugs. HMSR was incorporated in December 1993 as a Delaware corporation, and from 1994 to May 2001 under the name HemaSure Inc., developed and supplied innovative blood filtration technologies. On May 28, 2001, HMSR sold substantially all of its non-cash assets to a subsidiary of Whatman Plc (“Whatman”), a leader in separations technology, and then changed its name from Hemasure Inc. to HMSR Inc. On November 15, 2001, HMSR entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Point Massachusetts. On March 15, 2002, HMSR’s stockholders approved a 1-for-10 reverse split of HMSR’s common stock and a name change from HMSR to Point Therapeutics, Inc. The stockholders of Point Massachusetts also approved on March 15, 2002 the Merger Agreement, at which time Point Massachusetts became a wholly-owned subsidiary of the Company and changed its name to “Point Therapeutics Massachusetts, Inc.” Our business operations after the merger consist solely of the business previously conducted by Point Massachusetts.

Our principal executive office is located at 125 Summer Street, Boston, Massachusetts, and the telephone number is (617) 933-2130. The shares of our common stock, par value $.01 per share, trade on the NASDAQ SmallCap Market under the symbol “POTP”. Point’s website is www.pther.com.

RISK FACTORS

Investing in our common stock is risky. In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating us and our business. If any of the following risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the trading price of our common stock could decline, and you could lose all or a part of your investment.

Risk Factors

We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. The following discussion highlights some of these risks and others are discussed elsewhere herein.

If we fail to obtain the capital necessary to fund our operations, we will be unable to successfully develop or commercialize PT-100

We expect that our working capital will fund our operations into the second half of 2005 and therefore additional funding will be required in the future to finance our operations. We do not know whether additional funding will be available when needed, or that, if available, we will be able to obtain funding on satisfactory terms. We have spent approximately $24.5 million since inception through December 31, 2003, and expect our capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure and preclinical and clinical trial activities. We may raise these funds through corporate partnerships, the sale of securities in both public and private offerings as the markets allow, and merger and acquisition activities and consolidations.

Our future capital requirements depend on many factors, including the progress of our pre-clinical and clinical efforts, the scope and results of preclinical research and clinical studies of PT-100, the cost and timing of regulatory approvals of PT-100, technological advances, the reevaluation of the commercial potential of PT-100 in light of developments in our industry or market, the status of competitive products, the establishment of a sales force and the development of manufacturing capacity. Unexpected events or other factors beyond our control could also impact our capital requirements.

We may be required to relinquish rights to our technologies or PT-100, or grant licenses on terms that are not favorable to us, in order to raise additional funds through alliance, joint venture and licensing arrangements. To the extent we raise additional capital by issuing equity securities, all stockholders may experience substantial dilution. If adequate funds are not available, we will be required to delay, reduce the scope of or eliminate one or more of our pre-clinical and clinical programs.

Our product candidate, PT-100, is in the early stages of human clinical testing and we are unable to estimate when it will become commercially available, if at all

Our product candidate, PT-100, is currently undergoing evaluation in early-stage clinical trials for the treatment of solid tumors and neutropenia. Additional human clinical trials will be required before we can submit any application for approval to sell, manufacture and distribute PT-100 for the treatment of solid tumors or neutropenia. Additional animal and laboratory testing along with human clinical trials will need to be completed before we can submit any application for approval to sell, manufacture and distribute PT-100. PT-100 has not received regulatory approval for commercial sale, and we are unable to estimate when it will become commercially available, if at all.

To obtain regulatory approval for the commercial sale of PT-100 for its intended therapeutic applications, we must demonstrate in carefully controlled and well-designed clinical trials that PT-100 is safe and effective in humans for the proposed therapeutic indications. Conducting clinical trials is a lengthy, expensive and highly uncertain process. We are not able to estimate at this time when we will complete clinical trials for PT-100 for the treatment of solid tumors and neutropenia in chemotherapy patients, and other clinical trials for additional indications have not yet been initiated. The length of time to complete clinical trials varies according to the type, complexity, novelty and intended use of the product candidate. Our clinical trials may be suspended at any time if the Food and Drug Administration (the “FDA”) or we believe the participating patients are exposed to unacceptable health risks. We may encounter other problems in our studies that will cause the FDA or us to delay or suspend the studies. Our ability to timely commence and complete clinical trials of PT-100 may be adversely affected by many factors, including one or more of the following:

•	ineffectiveness of PT-100, or perceptions by physicians or the FDA that PT-100 is not effective for a particular indication;

•	safety issues such as patients in clinical trials suffering unacceptable adverse health consequences related to PT-100;

•	clinical trial design may not result in the fastest completion of clinical trials because of unforeseen efficacy or safety issues;

•	inability to manufacture sufficient quantities of PT-100 for use in clinical trials in compliance with strictly enforced regulatory requirements;

•	failure of the FDA to allow our clinical trials to commence or proceed;

•	slower than expected rate of eligible patient recruitment in the trials;

•	inability to adequately follow or evaluate patients after treatment;

•	government or regulatory delays;

•	failure to comply with FDA regulations for good clinical practices; or

•	any material compromise of data integrity.

The results we have obtained to date in our clinical trials are preliminary, and the studies are currently ongoing. We cannot predict or guarantee that the results of further testing, including later-stage controlled human clinical testing, will be successful or will result in FDA approval. If our trials are not successful, or are perceived as not successful by the FDA or physicians, our business, financial condition, results of operations and prospects will be harmed. If we obtain FDA approval for PT-100 for one or more therapeutic indications, we may then elect to perform further clinical studies intended to broaden the labeling indications. If such studies do not support expanding the labeling indications, our ability to promote and market such products will be limited.

If PT-100 is not a successful drug candidate, we may be unable to obtain other potential drug candidates

In addition to our substantial efforts developing PT-100 on a pre-clinical and early-stage clinical basis, we from time to time evaluate new technology opportunities to broaden our portfolio of potential drug candidates, including in-licensing opportunities, collaboration arrangements as well as more expansive corporate relationships, such as mergers and acquisitions. However, we may not be able to consummate a transaction to broaden our portfolio of potential drug candidates on terms satisfactory to us. If PT-100 is not ultimately a successful drug candidate and we cannot obtain other potential drug candidates through one or more strategic transactions, our business, financial condition and results of operations could be materially adversely affected.

We have had a history of losses, and expect to continue to incur losses and may not achieve or maintain profitability

As of December 31, 2003, we had an accumulated deficit of approximately $24.5 million. The extent of our future losses and the timing of profitability are highly uncertain, and we may never achieve profitable operations. We have not had any products that generated any sales revenue, and we likely will not until PT-100 or any other of our products become commercially available, if ever. We expect to incur losses at least until we begin commercial sales of our first approved product, if any. We expect that our operating expenses will increase and accelerate as our preclinical, clinical and support operations expand, even if we succeed in developing one or more commercial products. Our ability to achieve product revenue and profitability is dependent on our capability, alone or with partners, to successfully complete the development of PT-100, conduct clinical trials, obtain necessary regulatory approvals, and manufacture, distribute, market and sell PT-100. We cannot provide assurance that we will generate product revenues or achieve profitability.

If Tufts University School of Medicine terminates our license, we could experience delays or be unable to complete the development and commercialization of our potential products

We license key technology including the rights to PT-100, our lead product, from Tufts University School of Medicine. The underlying licenses for this technology terminate on the later of the date of the last-to-expire patents, or 15 years from the date of initial commercial sale of the licensed product. Termination of these licenses prior to or upon expiration of the term could force us to delay or discontinue our development and commercialization programs. Pursuant to the terms of the license, Tufts University School of Medicine has the right to terminate the license prior to expiration of the term upon a material breach of the license by us, our ceasing to do business or becoming insolvent, or our failure to sell a licensed product in the U.S. market by May 2009. We have no assurance that we would be able to license substitute technology in the future. Our inability to do so could impair our ability to conduct our business because we may lack the technology, the necessary rights to such technology, or the finances required, in each case, to develop and commercialize our potential products.

If we fail to obtain regulatory approval for PT-100 in a timely manner, our operating results and business may be adversely affected

We must obtain regulatory approval before marketing or selling PT-100 in any major world pharmaceutical market for any therapeutic application for PT-100. Due to risks and uncertainties inherent in clinical testing and the regulatory process, we are not able to estimate when PT-100 may be commercially available for any application, if at all.

In the U.S., we must obtain FDA approval for PT-100 and each indication that we intend to commercialize. The FDA approval process is typically lengthy and expensive, and such approval is never certain and entails a high degree of risk. Products marketed, manufactured or distributed abroad are also subject to foreign government regulation. PT-100 has not received regulatory approval to be commercially marketed and sold for any therapeutic indication. If we fail to obtain regulatory approval, we will be unable to market and sell PT-100. We cannot predict with certainty if or when we might submit PT-100 for regulatory approval for any therapeutic indication. Once we submit PT-100 for review, we cannot assure you that the FDA or other regulatory agencies will grant approvals on a timely basis or at all. If regulatory approval for any therapeutic application for PT-100 is delayed, our business, financial condition or results of operations would be materially adversely affected.

Because we depend on third parties to conduct human clinical studies, we may encounter delays in product development and commercialization

We have relatively few employees and do not have the resources or experience to conduct human clinical trials on our own. We must therefore contract with third parties to perform the clinical trials needed for us to submit PT-100 to the FDA for marketing approval. Accordingly, we may lose some control over the cost of and time required to conduct these studies. In addition, these third parties might not conduct our clinical trials in accordance with regulatory requirements. Currently, we are dependent on a small number of contractors for conducting clinical trials of PT-100, although we believe alternative contractors are available for conducting clinical trials of PT-100 on terms acceptable to us, if necessary. The failure of any contractor to carry out its contractual duties could delay or prevent the successful development and commercialization of PT-100.

We may fail to adequately protect or enforce our intellectual property rights, and our products and processes may infringe the intellectual property rights of others

As with any pharmaceutical or biotechnology company, our patent and other proprietary rights are subject to uncertainty and risk. Our success will depend in part on our ability to obtain and enforce patent protection for our products in the U.S. and in other countries. We have been issued three U.S. and corresponding foreign patents and have been granted Notices of Allowance for three more patents. Our patents are related to composition of matter covering our small molecules as well as our anti-tumor hematopoietic program. We have also filed and are prosecuting patent applications in the United States and in foreign countries relating to additional composition of matter covering our small molecules as well as to our anti-tumor, hematopoietic and vaccine adjuvant programs. It is possible that no patents will be issued on any of our patent applications, and it is possible that the claims issued will not be sufficiently broad to protect our technology or that the patents will not provide protection against competitive products or otherwise be commercially valuable.

Our commercial success will also depend in part on our ability to commercialize PT-100 without infringing on patents or other proprietary rights of others. Any patents issued to or licensed by us could be challenged, invalidated, infringed, circumvented or held unenforceable. PT-100 may infringe current or future patents or other proprietary rights of others. To date, we have not received any communications from third parties nor are we aware of any claims by third parties that PT-100 or any of our other activities infringe upon the patent rights of any third party. However, we cannot assure you that other companies or individuals have not or will not independently develop substantially equivalent proprietary rights or that other parties have not or will not be issued patents that may prevent the sale of our products or require licensing and the payment of significant fees or royalties in order for us to be able to carry on our business.

Litigation or other legal proceedings could result in substantial costs to us and may be necessary to enforce any of our patents or other proprietary rights or to determine the scope and validity or enforceability of other parties’ proprietary rights. The defense and enforcement of patent and intellectual property claims are both costly and time consuming, even if the legal outcome is favorable to us. Any adverse legal outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require us to cease manufacturing or selling our future products.

Our employees, consultants and advisors are required to enter into written confidentiality agreements that prohibit the disclosure or use of confidential information. We also have entered into written confidentiality agreements that are intended to protect our confidential information delivered to third parties for research and other purposes. However, these agreements could be breached, and we may not have adequate remedies for any breach, or our trade secrets and proprietary information could otherwise become known or be independently discovered by others.

If our competitors reach the market sooner or develop products and technologies that are more effective or have reduced side effects, our commercial opportunity will be reduced or eliminated

The pharmaceutical and biotechnology industries are intensely competitive. There are existing products on the market that are used for the treatment of patients with the same indications that we have targeted including, among others, Chiron’s Proleukin®, Bayer’s DTIC-Dome®, Aventis’ Taxotere®, Bristol-Myers Squibb’s Paraplatin® and Platinol AQ®, AstraZeneca’s Iressa®, Amgen Inc.’s Neupogen® and Neulasta® , Corixa’s Bexxar® and IDEC’s Zevalin®. Because PT-100 is still in the early stages of clinical development, we do not have the sales, marketing, manufacturing or distribution capabilities necessary to compete with well-established companies. If PT-100 is approved by the FDA for one or more therapeutic applications, we may enter into collaboration agreements with one or more established companies in order to compete in the marketplace. There can be no assurances that we would be able to successfully enter into any such collaborations with third parties or that any such collaborations would be entered into on terms satisfactory to us.

There are also many public and private pharmaceutical companies, biotechnology companies, public and private universities, governmental agencies and research organizations actively engaged in drug discovery and research and development of products for the treatment of patients with the same indications that we have targeted. Many of these organizations have financial, technical, regulatory, patenting, manufacturing and marketing resources that are far greater than ours. If a competitor were to successfully develop or acquire rights to a similar or more effective treatment of patients with the same indications targeted by us or one that has reduced side effects or offers significantly lower costs of treatment, or were to successfully enter the market in advance of us with a similar or superior therapy, our business, financial condition or results of operations could be materially adversely affected.

We cannot provide assurances that research and development by others will not render our technology or PT-100 obsolete or non-competitive or result in treatments superior to any therapy or drug developed by us, or that any drug or therapy developed by us will be preferred to any existing or newly developed technologies.

Our manufacturing strategy presents a number of risks

We do not currently have our own manufacturing facilities. We expect in the future to depend on outside contractors for the manufacture of PT-100. Completion of our clinical trials and the commercialization of PT-100 will require access to, or development of, manufacturing capabilities. We have entered into short-term arrangements with third parties with respect to the manufacture of the quantities necessary for pre-clinical and early-stage clinical development. As we approach later-stage clinical development and commercialization of a product candidate, however, our intention is to enter into longer-term arrangements with multiple manufacturing sources. We may not be able to enter into additional third-party manufacturing arrangements on acceptable terms, if at all. An outside contractor may give greater priority to other products or for other reasons may fail to manufacture or deliver the required supply of PT-100 in a cost-effective or timely manner. Our current and future manufacturers are and will be subject to ongoing periodic unannounced inspection by the FDA and corresponding state and foreign agencies for compliance with strictly enforced good manufacturing practice regulations and similar state and foreign standards, and we do not have control over our third-party manufacturers’ compliance with these regulations and standards.

Any of these factors could delay clinical trials or commercialization of PT-100, interfere with sales, entail higher costs or result in us being unable to effectively sell our products. To the extent that we are reliant on a sole source of supply of a drug, any interruption in that supply could prevent us from effectively developing, testing and commercializing the drug.

Our ability to generate revenues will be diminished if PT-100 is not accepted in the marketplace, if we fail to obtain acceptable prices or if adequate reimbursement is not available for PT-100 from third-party payors

There are competing products to PT-100 already in the market for the treatment of each therapeutic indication we are currently pursuing in clinical trials. Even if approved for sale and distribution for one or more therapeutic indications, PT-100 might not achieve market acceptance for such indications or remain on the market. PT-100 may be rejected by the marketplace due to many factors, including cost and the perceived risks versus the benefits of PT-100. Physicians, patients, payors or the medical community in general may be unwilling to accept, prescribe, utilize, recommend or reimburse for PT-100 for such indications.

Our ability to commercialize our drugs may be limited due to the continuing efforts of government and third-party payors to contain or reduce the costs of health care through various means. For example, in many markets outside the U.S., the pricing and profitability of prescription pharmaceuticals are subject to government control. In the U.S., we expect that there will continue to be federal and state proposals to implement additional government control. For example, the recently enacted Medicare Prescription Drug, Improvement, and Modernization Act of 2003 provides a new Medicare prescription drug benefit beginning in 2006 and mandates other reforms. Although we cannot predict the full effects on our business of the implementation of this new legislation, it is possible that the new benefit will result in decreased reimbursement for prescription drugs which may further exacerbate industry-wide pressure to reduce the prices charged for prescription drugs. This could harm our ability to market PT-100 and generate revenues.

Also, increasing emphasis on managed care in the U.S. and the possibility of government regulation of prescription drug prices will likely continue to put additional pressure on the pricing of pharmaceutical products.

Cost control initiatives could decrease the price that we might otherwise achieve for PT-100 in the future. Further, cost control initiatives could adversely affect our ability to commercialize PT-100 and our ability to realize profits and revenues from this commercialization.

Our ability to commercialize pharmaceutical products, alone or with distributors or others, may depend in part on the extent to which reimbursement for the products will be available from:

•	government and health administration authorities;

•	private health insurers; and

•	other third-party payors.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Third-party payors, including Medicare, are challenging the prices charged for medical products and services. Government and other third-party payors increasingly are attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new drugs and by refusing, in some cases, to provide coverage for uses of approved products for disease indications for which the FDA has not granted labeling approval. Third-party insurance coverage may not be available to patients for any products we discover and develop, alone or with our strategic alliance partners. If government and other third-party payors do not provide adequate coverage and reimbursement levels for PT-100, the market acceptance of these products may be reduced.

We use hazardous chemicals and radioactive and biological materials in our business; any disputes relating to improper use, handling, storage or disposal of these materials could be time consuming and costly

Our pre-clinical and clinical operations involve the use of certain hazardous materials, including certain chemicals and radioactive and biological materials. The hazardous materials used most frequently by us in our operations include sodium chromate containing chromium-51 (51 Cr), nucleotides containing phosphorus-32 (32 P) and phenol. Our operations also produce hazardous waste products. We are subject to the risk of accidental contamination or discharge or any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to damages, fines and penalties in the event of an improper or unauthorized release of, or exposure of individuals to, these hazardous materials, and our liability could exceed our total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our business. To date, our compliance costs with respect to environmental laws and regulations have been minimal.

We may be sued for product or operational liability

We may be held liable if any of our products or operations cause injury or death or are found otherwise unsuitable during product testing, manufacturing, marketing or sale. We currently maintain general liability and product liability insurance related to our clinical trials consistent with industry standards which we believe is adequate to insure us against such potential losses. When necessary for our products, we intend to obtain additional product liability insurance. Insurance coverage may be prohibitively expensive, may not fully cover our potential liabilities or may not be available in the future. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our products. If we are sued for any injury caused by our products, the litigation could consume substantial time and attention of our management and our liability could exceed our total assets.

If we lose key personnel or are unable to attract or retain additional personnel, we may be unable to develop PT-100 or achieve commercialization objectives

We are highly dependent on Donald R. Kiepert, Jr., our Chairman, President and Chief Executive Officer, Richard N. Small, our Senior Vice President, Chief Financial Officer and Treasurer, Michael P. Duffy, our Senior Vice President, General Counsel and Secretary, Barry Jones, our Senior Vice President for Research,

Margaret J. Uprichard, our Senior Vice President of Clinical and Regulatory Affairs, as well as other key members of our management and scientific staff. To date, we have not maintained key-man liability insurance to protect against the loss of any of these personnel, with the exception of Mr. Kiepert, for whom we maintain a key-man liability insurance policy. The loss of any of these personnel may have a disruptive effect on our operations until they are replaced, and may have a material adverse effect on our product development and commercialization efforts if we are not able to attract qualified replacements.

Our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel. In particular, our pre-clinical and clinical operations depend on our ability to attract and retain highly skilled scientists and clinical development and regulatory affairs personnel. In addition, we will need to hire additional personnel and develop additional collaborations as we continue to expand our pre-clinical and clinical operations. To date, we have been able to attract and retain key personnel when needed. We are not aware of any key employee who plans to retire or terminate his or her employment with us in the near future. Despite our ability in the past in attracting and retaining key personnel, we cannot provide assurances that we will be able to continue to attract, retain or motivate personnel or develop or maintain such outside relationships in the future.

We have contingent liabilities relating to our historical discontinued operations that could give rise to liability risks in the future

Prior to the sale of substantially all of our non-cash assets to Whatman in May of 2001, we were engaged in the business of developing and supplying blood filtration devices. Although Whatman contractually assumed and agreed to indemnify us and hold us harmless from and against most liabilities and obligations arising out of the conduct of our blood filtration business, we retained certain known and unknown risks that were not contractually assumed by Whatman including without limitation, (i) any of our liabilities under any benefit plan, (ii) tax liabilities incurred which relate to periods prior to the closing of the Whatman transaction, (iii) accounts payable arising prior to the closing of the Whatman transaction, (iv) any of our liabilities which were owed to our security holders in their capacity as such, and (v) our liabilities which were owed to Gambro Inc. or Sepracor, Inc. arising or resulting from their respective contractual relationships with us. If for any reason Whatman is not able to satisfy any of the assumed liabilities, such outcome could have a material and adverse effect on our financial condition. Accordingly, there can be no assurances that claims arising out of our historical business and operations would not be asserted against us in the future and, if asserted, there can be no assurances that we would prevail.

Recently enacted changes in the securities laws and regulations are likely to increase our costs

The Sarbanes-Oxley Act of 2002 that became law in July 2002 has required changes in some of our corporate governance, securities disclosure and compliance practices. In response to the requirements of that Act, the Securities and Exchange Commission (the “SEC”) and the national exchanges have promulgated new rules and listing standards covering a variety of subjects. Compliance with these new rules and listing standards has increased our legal, financial and accounting costs, and we expect these increased costs to continue indefinitely. These developments may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be forced to accept reduced coverage or incur substantially higher costs to obtain coverage. Likewise, these developments may make it more difficult for us to attract and retain qualified members of our board of directors, particularly independent directors, or qualified executive officers.

If our independent auditors are unable to provide us with an unqualified report as to of the adequacy of our internal controls over financial reporting as of December 31, 2004 and future year-ends as required by Section 404 of the Sarbanes-Oxley Act of 2002, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of your shares

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports on Form 10-K that contains an assessment by management of the effectiveness of our internal controls over financial reporting. In addition, the public accounting firm auditing our financial statements must attest to and report on management’s assessment of the effectiveness of our internal controls over financial reporting. This requirement may apply to our Annual Report on Form 10-K for our fiscal year ending December 31, 2004. While we intend to conduct a rigorous review of our internal controls over financial reporting in order to assure compliance with the Section 404 requirements, if our independent auditors interpret the Section 404 requirements and the related rules and regulations differently from us or if our independent auditors are not satisfied with our internal controls over financial reporting or with the level at which these controls are documented, operated or reviewed, they may decline to attest to management’s assessment or may issue a qualified report. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could cause the market price of our shares to decline.

If we are unable to maintain compliance with NASDAQ listing requirements, our stock could be delisted

As of April 2, 2004, our common stock began trading on the NASDAQ SmallCap market. Previously, our common stock was traded on the OTC Bulletin Board. There can be no assurances, however, that we will be able to maintain compliance with NASDAQ’s present listing standards, or that NASDAQ will not implement additional listing standards with which we are unable to comply. Failure to maintain compliance with NASDAQ listing requirements could result in the delisting of our shares from trading on the NASDAQ system, which could have a material adverse effect on the trading price, volume and marketability of our common stock.

Our stock price could be volatile and our trading volume may fluctuate substantially

The price of our common stock has been and may in the future continue to be extremely volatile, with the sale price fluctuating from a low of $0.51 to a high of $6.90 in the two-year period ended April 13, 2004. Factors such as the announcements of results from our clinical trials, technological innovations or new products of our competitors, governmental regulation, health care legislation, developments in patent or other proprietary rights of us or our competitors, including litigation, fluctuations in operating results and market conditions for health care and life sciences stocks in general could have a significant impact on the future price of our common stock. In addition, the stock market has from time to time experienced extreme price and volume fluctuations which may be unrelated to the operating performance of particular companies. For the three-month period ended April 13, 2004, the daily trading volume for shares of our common stock ranged from 6,560 to 637,693 shares traded per day, and the average daily trading volume during such three-month period was only 98,129 shares traded per day. Accordingly, our investors who wish to dispose of their shares of common stock on any given trading day may not be able to do so or may be able to dispose of only a portion of their shares of common stock.

The subsequent sale of a substantial number of shares of our common stock could cause our stock price to decline

In total, certain entities and individuals hold existing warrants to purchase up to 4,220,058 shares of our common stock at an average exercise price of $3.62, which includes the 1,150,000 warrants issued in the Placement. In addition, certain entities and individuals hold existing options to purchase 3,031,989 shares of our common stock at an average exercise price of $3.37. The exercise and subsequent sale of a substantial amount of these warrants and options could adversely affect the market price of our common stock.

FORWARD-LOOKING STATEMENTS

This Item and other Items in this Prospectus contain “forward-looking” information as that term is defined in the Private Securities Litigation Reform act of 1995 or by the SEC in its rules, regulations and releases. This information includes statements on the prospects for our drug development activities and results of operations based on our current expectations, such as statements regarding certain milestones with respect to our technologies and product candidates. All statements, other than statements of historical facts, included in this report regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this Prospectus, particularly under the heading “Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

The net proceeds from the disposition of the shares covered hereby will be received by the selling stockholders or their transferees. We will not receive any of the proceeds from the sale of the common stock offered by this Prospectus.

SELLING STOCKHOLDERS

We have prepared this Prospectus to allow the selling stockholders or their pledgees, donees, transferees or other successors in interest, to sell up to 5,600,001 shares of our common stock which they have acquired in the Placement, and up to 3,100,000 shares of our common stock issuable upon the exercise of warrants which are held by certain stockholders named below.

All of the common stock offered by this Prospectus is being offered by the selling stockholders for their own accounts. We will receive no proceeds from the sale of these shares by the selling stockholders.

2003 Private Placement

In October of 2003, we completed a brokered private placement of 5,600,001 common stock and up to 3,100,000 common stock issuable upon the exercise of underlying warrants. We raised a net amount of approximately $10,600,000, less additional expenses of $200,000 for registration of the shares, in the Placement. Each investor in the Placement completed a subscription agreement, a form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, and represented to us that they were accredited investors purchasing the shares for their own account. Investors participating in the Placement received registration rights with respect to the shares issued, and this Prospectus is part of the Registration Statement filed in satisfaction of our obligations.

We have paid to Paramount Capital, Inc., a New York corporation (the “Placement Agent”), a placement fee of approximately $500,000 and warrants to purchase 300,000 common shares of the Company (the “Placement Warrants”) at a price per share of $2.20. The Placement Warrants, which were subsequently transferred by the Placement Agent to certain of its employees identified below, may be exercised any time before March 19, 2009.

The following table sets forth information with respect to our common stock known to us to be beneficially owned by the selling shareholders as of December 15, 2003, including shares obtainable under warrants, and being offered under this Prospectus. We have prepared this table using information furnished to us by the selling stockholders. To our knowledge, each of the selling stockholders has sole voting and investment power over the common stock listed in the table below. Except as otherwise disclosed herein, no selling stockholder, to our knowledge, has had a material relationship with us during the three years immediately preceeding the consummation of the Placement, other than as an owner of our common stock or other securities.

	Beneficial Ownership of Common Shares Prior to the Offering(1)		Number of Shares to Be Sold Under This Prospectus	Beneficial Ownership of Common Shares After the Offering(1)
Selling Stockholder	Number of Shares	Percent of Class		Number of Shares	Percent of Class
Federated Investors, Inc(2)	2,800,525	18.21%	1,500,000	1,300,525	8.74%
ProQuest Investments(3)	2,625,000	16.67	2,625,000	0	*
Claflin Capital Management(4)	978,251	6.53	75,000	903,251	6.07
Graystone Venture Partners, LLC(5)	923,902	6.14	300,000	623,902	4.17
J. Jay Lobell(6)	900,000	5.93	900,000	0	*
Mark Berg (7)	776,033	5.18	334,500	441,533	2.97
Wayne Rothbaum(8)	437,500	2.93	187,500	250,000	1.68
Nicole Berg(9)	375,000	2.50	375,000	0	*
Timothy McInerney(10)	235,000	1.57	235,000	0	*
Bristol Investment Fund, Ltd.(11)	187,500	1.26	187,500	0	*
Scott A. Katzmann(12)	150,000	1.00	150,000	0	*
Peter Kash and Donna Kash (JTWROS)(13)	150,000	1.00	150,000	0	*
David Jaroslawicz(14)	150,000	1.00	150,000	0	*
Howard Gittis(15)	150,000	1.00	150,000	0	*
Michael Weiser(16)	115,000	*	115,000	0	*
Nicholas Ponzio(17)	104,000	*	75,000	29,000	*
Wolcot Capital Inc.(18)	104,000	*	75,000	29,000	*
Lindsey A. Rosenwald(19)	96,457	*	96,457	0	*
Bonnie B. Kazam M.D. PA Profit Sharing Plan(20)	75,000	*	75,000	0	*
RL Capital Partners L.P.(21)	75,000	*	75,000	0	*
Steven Oliveira(22)	75,000	*	75,000	0	*
Alexander Pomper(23)	75,000	*	75,000	0	*
Gary J. Strauss(24)	62,625	*	62,625	0	*
Jason Stein(25)	55,000	*	55,000	0	*
RBC Dain Rauscher as IRA Custodian for Trevor Colby(26)	49,500	*	49,500	0	*
Jillian M. Hoffman(27)	37,500	*	37,500	0	*
Neil Herskowitz(28)	37,500	*	37,500	0	*
Andrew W. Schonzeit(29)	37,500	*	37,500	0	*
John J. Moroney and Mary T. Moroney (JTWROS)(30)	37,500	*	37,500	0	*
Sandra Lifschitz(31)	37,500	*	37,500	0	*
Kranzler Living Trust(32)	37,500	*	37,500	0	*
Dylan Colby(33)	29,400	*	25,500	3,900	*
Fiserv Securities Inc. A/C/F Anthony G. Polak Std. IRA(34)	25,000	*	25,000	0	*
Fiserv Securities Inc. C/F Ronald M. Lazar IRA(35)	25,000	*	25,000	0	*

	Beneficial Ownership of Common Shares Prior to the Offering(1)			Number of Shares to Be Sold Under This Prospectus		Beneficial Ownership of Common Shares After the Offering(1)
Selling Stockholder	Number of Shares		Percent of Class			Number of Shares	Percent of Class
S. Edmond Farber(36)	25,000		*	25,000		0	*
Mark Mazzer(37)	22,500		*	22,500		0	*
Harris R.L. Lydon, Jr.(38)	22,500		*	22,500		0	*
David M. Tanen(39)	22,000		*	22,000		0	*
Stephen C. Rocamboli(40)	13,001		*	13,001		0	*
Lawrence Kessel and Shirley Kessel (JTWROS)(41)	18,750		*	18,750		0	*
Daniel Kessel, M.D.(42)	18,750		*	18,750		0	*
Carmine Sanzo(43)	18,750		*	18,750		0	*
Louis Sanzo Jr.(44)	18,750		*	18,750		0	*
Joshua Kazam(45)	11,698		*	11,698		0	*
Dean Glasser(46)	11,250		*	11,250		0	*
Albert Bruno(47)	11,250		*	11,250		0	*
James and Margaret Knox(48)	9,375		*	9,375		0	*
John Knox(49)	9,000		*	9,000		0	*
John Arnone(50)	7,500		*	7,500		0	*
Peter M. Kash(51)	7,345		*	7,345		0	*
Bill Corcoran(52)	3,000		*	3,000		0	*
Basil Christakos(53)	1,000		*	1,000		0	*

TOTAL	12,281,112	(54)	68.06	8,700,001	(54)	3,581,111	23.96

(1)	Assumes that all of the shares held by the selling stockholders and being offered under this Prospectus are sold, and that the selling stockholders acquire no additional shares of common stock before the completion of this offering. However, as the selling stockholders can offer all, some or none of their common shares, no definitive estimate can be given as to the number of shares that the selling stockholders will ultimately offer or sell under this Prospectus.
(2)	Shares beneficially owned by Federated Investors, Inc. include 1,300,525 shares of common stock held by the Federated Kaufmann Fund, 650,000 shares of common stock held by the Federated Kauffmann Small-Cap Fund, a portfolio of Federated Equity Funds, 350,000 shares owned by American Skandia Trust, a portfolio of Federated Equity Funds, 325,000 shares issuable to the Federated Kauffmann Small-Cap Fund upon the exercise of common stock warrants, and 175,000 shares issuable to American Skandia Trust upon the exercise of common stock warrants.
(3)	Shares beneficially owned by ProQuest Investments include 1,036,000 shares of common stock held by ProQuest Investments II, L.P., 674,100 shares of common stock held by ProQuest Investments, L.P., 31,150 shares of common stock held by the ProQuest Investments II Advisors Fund, L.P., 8,750 shares of common stock held by the ProQuest Companion Fund, L.P., 518,000 shares issuable to ProQuest Investments II, L.P. upon the exercise of common stock warrants, 337,050 shares issuable to ProQuest Investments, L.P. upon the exercise of common stock warrants, 15,575 shares issuable to the ProQuest Investments II Advisors Fund, L.P. upon the exercise of common stock warrants and 4,375 shares issuable to by the ProQuest Companion Fund, L.P. upon the exercise of common stock warrants. The warrants may be exercised in whole or in part at any time on or before September 24, 2008.
(4)

Shares beneficially owned by Claflin Capital Management include 306,355 shares of common stock held by the Claflin Capital VI Fund, 216,570 shares of common held by the Claflin Capital VII Fund, 360,410 shares of common stock held by the Black Diamond Fund, L.P., 41,950 shares issuable to the Claflin Capital VI Fund upon the exercise of common stock warrants, 27,966 shares issuable to the Claflin Capital VII Fund upon the exercise of common stock warrants and 25,000 shares issuable to the Black Diamond Fund upon the exercise of common stock warrants. Mr. Claflin in his capacity of President and Chief

Executive Officer of Claflin Capital Management has voting and investment power with respect to these shares but disclaims beneficial ownership with respect to these shares. Thomas M. Claflin has served as a director of Point since March 15, 2002 and as a director of Point Massachusetts since December 1999.

(5)	Shares beneficially owned by Graystone Venture Partners, LLC include 753,986 shares of common stock held by Graystone Venture Direct Equity, L.P., which is managed by Graystone Venture Partners, LLC, and 169,916 shares issuable to Graystone Venture Direct Equity, L.P., upon exercise of common stock warrants.
(6)	Shares beneficially owned by J. Jay Lobell include 500,000 shares of common stock held by the Rosenwald Family Trust, for which Mr. Lobell serves as the trustee, 100,000 shares owned directly by Mr. Lobell, 250,000 shares issuable to the Rosenwald Family Trust upon the exercise of common stock warrants and 50,000 shares issuable to Mr. Lobell upon the exercise of common stock warrants.
(7)	Shares beneficially owned by Mark Berg include 100,000 shares of common stock owned by Mark Berg Sep. IRA, 223,000 shares and warrants to purchase 111,500 shares owned by Mark Berg IRA and 341,533 shares owned by M.S.B. Research, of which Mr. Berg is the sole stockholder.
(8)	Shares beneficially owed by Wayne Rothbaum include warrants to purchase up to 62,500 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(9)	Shares beneficially owed by Nicole Berg include warrants to purchase up to 125,000 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(10)	Shares beneficially owed by Timothy McInerney, an employee of the Placement Agent, include warrants to purchase up to 135,000 shares of our common stock 50,000 shares of which may be exercised in whole or in part at any time on or before September 24, 2008 and 85,000 shares of which may be exercised in whole or in part at any time before March 19, 2009.
(11)	Shares beneficially owed by Bristol Investment Fund, Ltd. include warrants to purchase up to 62,500 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(12)	Shares beneficially owed by Scott A. Katzmann include warrants to purchase up to 50,000 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(13)	Shares beneficially owed by Peter Kash and Donna Kash (JTWROS) include warrants to purchase up to 50,000 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(14)	Shares beneficially owed by David Jaroslawicz include warrants to purchase up to 50,000 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(15)	Shares beneficially owed by Howard Gittis include warrants to purchase up to 50,000 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(16)	Shares beneficially owed by Michael Weiser, an employee of the Placement Agent, include warrants to purchase up to 65,000 shares of our common stock of which 25,000 shares may be exercised in whole or in part at any time on or before September 24, 2008 and 40,000 shares of which may be exercised in whole or in part at any time before March 19, 2009.
(17)	Shares beneficially owed by Nicholas Ponzio include warrants to purchase up to 25,000 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(18)	Shares beneficially owed by Wolcot Capital Inc. include warrants to purchase up to 25,000 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(19)	Shares beneficially owed by Lindsey A. Rosenwald, an employee of the Placement Agent, consist solely of warrants to purchase up to 96,457 shares of our common stock which may be exercised in whole or in part at any time before March 19, 2009.
(20)	Shares beneficially owed by Bonnie B. Kazam M.D. PA Profit Sharing Plan include warrants to purchase up to 25,000 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(21)	Shares beneficially owed by RL Capital Partners L.P. include warrants to purchase up to 25,000 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(22)	Shares beneficially owed by Steven Oliveira include warrants to purchase up to 25,000 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.

(23)	Shares beneficially owed by Alexander Pomper include warrants to purchase up to 25,000 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(24)	Shares beneficially owed by Gary J. Strauss include warrants to purchase up to 20,875 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(25)	Shares beneficially owed by Jason Stein, an employee of the Placement Agent, include warrants to purchase up to 45,000 shares of our common stock of which 5,000 shares may be exercised in whole or in part at any time on or before September 24, 2008 and 40,000 shares of which may be exercised in whole or in part at any time before March 19, 2009.
(26)	Shares beneficially owed by RBC Dain Rauscher as IRA Custodian for Trevor Colby include warrants to purchase up to 16,500 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(27)	Shares beneficially owed by Jillian M. Hoffman include warrants to purchase up to 12,500 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(28)	Shares beneficially owed by Neil Herskowitz include warrants to purchase up to 12,500 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(29)	Shares beneficially owed by Andrew W. Schonzeit include warrants to purchase up to 12,500 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(30)	Shares beneficially owed by John J. Moroney and Mary T. Moroney (JTWROS) include warrants to purchase up to 12,500 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(31)	Shares beneficially owed by Sandra Lifschitz include warrants to purchase up to 12,500 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(32)	Shares beneficially owed by Kranzler Living Trust include warrants to purchase up to 12,500 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(33)	Shares beneficially owed by Dylan Colby include warrants to purchase up to 8,500 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(34)	Shares beneficially owed by Fiserv Securities Inc. A/C/F Anthony G. Polak Std. IRA include warrants to purchase up to 8,333 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(35)	Shares beneficially owed by Fiserv Securities Inc. C/F Ronald M. Lazar IRA include warrants to purchase up to 8,333 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(36)	Shares beneficially owed by S. Edmond Farber include warrants to purchase up to 8,333 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(37)	Shares beneficially owed by Mark Mazzer include warrants to purchase up to 7,500 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(38)	Shares beneficially owed by Harris R.L. Lydon, Jr. include warrants to purchase up to 7,500 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(39)	Shares beneficially owed by David M. Tanen, an employee of the Placement Agent, include warrants to purchase up to 12,000 shares of our common stock of which 5,000 shares may be exercised in whole or in part at any time on or before September 24, 2008 and 7,000 shares of which may be exercised in whole or in part at any time before March 19, 2009.
(40)	Shares beneficially owed by Stephen C. Rocamboli, an employee of the Placement Agent, include warrants to purchase up to 9,001 shares of our common stock of which 2,001 shares of which may be exercised in whole or in part at any time on or before September 24, 2008 and 7,000 shares of which may be exercised in whole or in part at any time before March 19, 2009.
(41)	Shares beneficially owed by Lawrence Kessel and Shirley Kessel (JTWROS) include warrants to purchase up to 6,250 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(42)	Shares beneficially owed by Daniel Kessel, M.D. include warrants to purchase up to 6,250 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.

(43)	Shares beneficially owed by Carmine Sanzo include warrants to purchase up to 6,250 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(44)	Shares beneficially owed by Louis Sanzo Jr. include warrants to purchase up to 6,250 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(45)	Shares beneficially owed by Joshua Kazam, an employee of the Placement Agent, consist solely of warrants to purchase up to 11,698 shares of our common stock which may be exercised in whole or in part at any time before March 19, 2009.
(46)	Shares beneficially owed by Dean Glasser include warrants to purchase up to 3,750 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(47)	Shares beneficially owed by Albert Bruno include warrants to purchase up to 3,750 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(48)	Shares beneficially owed by James and Margaret Knox include warrants to purchase up to 3,125 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(49)	Shares beneficially owed by John Knox, an employee of the Placement Agent, include warrants to purchase up to 4,000 shares of our common stock, 2,500 shares of which may be exercised in whole or in part at any time on or before September 24, 2008 and 1,500 shares of which may be exercised in whole or in part at any time before March 19, 2009.
(50)	Shares beneficially owed by John Arnone include warrants to purchase up to 2,500 shares of our common stock which may be exercised in whole or in part at any time on or before September 24, 2008.
(51)	Shares beneficially owed by Peter M. Kash, an employee of the Placement Agent, consist solely of warrants to purchase up to 7,345 shares of our common stock which may be exercised in whole or in part at any time before March 19, 2009.
(52)	Shares beneficially owed by Bill Corcoran, an employee of the Placement Agent, consist solely of warrants to purchase up to 3,000 shares of our common stock which may be exercised in whole or in part at any time before March 19, 2009.
(53)	Shares beneficially owed by Basil Christakos, an employee of the Placement Agent, consist solely of warrants to purchase up to 1,000 shares of our common stock which may be exercised in whole or in part at any time before March 19, 2009.
(54)	As of December 10, 2003, there were 14,875,756 shares of our common stock outstanding.
(*)	Less than one percent (1%).

PLAN OF DISTRIBUTION

We previously issued shares and warrants representing 8,700,001 shares of our common stock to the selling stockholders in the Placement. This Prospectus relates to the offer and sale of common stock held by the selling stockholders. We are registering the common stock to fulfill our obligations under various agreements with the selling stockholders. The registration of the common stock does not necessarily mean that any of the shares will be offered or sold by the selling stockholders under this Prospectus.

The selling stockholders and their pledgees, donees, transferees or other successors in interest may offer their shares at various times in one or more of the following transactions:

(a)  a block trade on the OTC or other market on which the shares may at the time be traded in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

(b)  purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus;

(c)  ordinary brokerage transactions and transactions in which the broker solicits purchasers;

(d)  privately negotiated, face-to-face transactions between the selling shareholders and purchasers without a broker-dealer;

(e)  through the writing of options or short sales;

(f)  any combination of the above; and

(g)  through any other method permitted pursuant to applicable law.

The sale price to the public may be the market price prevailing at the time of sale, a price relating to such prevailing market price or such other price as the selling shareholders determine from time to time.

The selling stockholders may also sell the shares directly to market makers acting as principals or broker-dealers acting as agents for themselves or their customers. Brokers acting as agents for the selling stockholders will receive usual and customary commissions for brokerage transactions, and market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that the selling stockholders will attempt to sell the shares in block transactions to market makers or other purchasers at a price per share which may be below the then market price. There can be no assurance that all or any of the shares offered hereby will be issued to or sold by the selling stockholders. The selling stockholders and any brokers, dealers or agents affecting the sale of any of the shares may be deemed to be “underwriters” under the Securities Act. In addition, any securities covered by this Prospectus may also be sold under Rule 144 promulgated under the Securities Act, rather than pursuant to this Prospectus, provided they meet the criteria and conform to the requirements of Rule 144. The selling stockholders have the sole discretion not to accept any offer to purchase shares or make any sale of shares if they conclude the purchase price is inadequate.

Upon being notified by the selling stockholders that any material arrangement has been entered into with a broker or dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplemental Prospectus, if required, pursuant to Rule 424 of the Securities Act, disclosing: (a) the name of each broker or dealer; (b) the number of shares involved; (c) the price at which the shares were sold; (d) the commissions paid or discounts or concessions allowed to the broker(s) or dealer(s), where applicable; (e) that the broker(s) or dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, as supplemented; and (f) other facts material to the transaction. To comply with the securities laws of various jurisdictions, the shares offered by this Prospectus may need to be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. The selling stockholders and any other persons participating in the sale or distribution of the common shares will be subject to the relevant provisions of the Exchange Act, and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares by the selling stockholders or any other person. The foregoing may affect the marketability of such shares and the ability of any person or entity to engage in market-making activities with respect to such shares.

We are bearing all costs relating to the registration of the shares, except that we are contractually obligated to reimburse counsel for the Placement Agent up to $10,000 for reasonable fees and disbursements relating to the registration. The selling stockholders will pay any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the shares. The selling stockholders have agreed to suspend sales for limited periods upon notification that actions, such as amending or supplementing this Prospectus, are required in order to comply with federal or state securities laws.

LEGAL MATTERS

For the purpose of this offering, Ropes & Gray LLP, Boston, Massachusetts, is giving its opinion on the validity of the shares.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this Prospectus and elsewhere in the Registration Statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act with respect to the shares of common stock we are offering to sell. This Prospectus, which constitutes part of the Registration Statement, does not include all of the information contained in the Registration Statement. You should refer to the Registration Statement and its exhibits for additional information. Whenever we make reference in this Prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract, agreement or other document. We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC. These documents will be publicly available free of charge on our website at www.pther.com as soon as reasonably practicable after filing such documents with the SEC.

You can read the Registration Statement and our future filings with the SEC, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document that we file with the Securities and Exchange Commission at its public reference room at 450 Fifth Street, N.W., Washington, DC 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference in this Prospectus the following documents already filed by us with the SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2003 filed with the SEC on March 16, 2004, including any amendment filed for the purpose of updating such Annual Report;

•	Our Current Report on Form 8-K filed with the SEC on April 1, 2004; and

•	The description of our common stock contained in our registration statements on Forms 8-A filed under the Exchange Act, including any amendment or reports filed for the purpose of updating such descriptions.

Any statement made in a document incorporated by reference or deemed incorporated herein by reference is deemed to be modified or superseded for purposes of this Prospectus if a statement contained in this Prospectus or in any other subsequently filed document which is also incorporated or deemed incorporated by reference herein modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. We also incorporate by reference all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering.

Statements made in this Prospectus or in any document incorporated by reference in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the documents incorporated by reference, each such statement being qualified in all material respects by such reference.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Point Therapeutics, Inc.

125 Summer Street, Suite 1840

Boston, MA 02110

Attention: Investor Relations

617-933-2130

In addition, copies of these filings are also available, without charge, on our Internet website at www.pther.com as soon as reasonably practicable after they are filed electronically with the SEC.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. The information in this prospectus is current as of the date shown on the cover page.

Point Therapeutics, Inc.

8,700,001 Shares

Common Stock

PROSPECTUS

The date of this Prospectus is                     , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF DISTRIBUTION

SEC registration fee	$—	(1)
Accounting fees and expenses*	$5,000
Legal fees and expenses*	$20,000
Printing Expenses*	$15,000
Miscellaneous*	$2,000

Total Expenses	$42,000

*	Estimated
(1)	Already paid upon filing of our Registration Statement on Form S-1 which became effective on December 22, 2003.

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

We are is incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the “General Corporation Law”), provides, among other things, that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. In addition, the statutes of Delaware contain provisions to the general effect that any director shall in the performance of his duties be fully protected in relying in good faith upon the books of account or records of the corporation or statements prepared by any official of the corporation.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our certificate of incorporation provides that, except to the extent prohibited by Delaware law, our directors shall not be personally liable to us or our stockholders for monetary damages for any breach of their fiduciary duty as directors. In addition, our certificate of incorporation provides that we may fully indemnify any person who was or is a party, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

All of our directors and officers are covered by insurance policies maintained by us against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

ITEM 16.	EXHIBITS

The following is a list of exhibits filed as part of this Registration Statement.

4.1	Specimen Common Stock Certificate. (1)
4.2	Form of Securities Purchase Agreement, dated as of March 24, 2004. (2)
4.3	Form of Registration Rights Agreement, dated as of March 24, 2004. (2)
4.4	Form of Warrant. (2)
5.1	Opinion of Ropes & Gray LLP.*
23.1	Consent of Ropes & Gray LLP (included in Exhibit 5.1).
23.2	Consent of Ernst & Young .**
24.1	Power of Attorney.***

*	Previously filed.
**	Filed herewith.
***	Included on signature pages of Registration Statement on Form S-1, File No. 333-110581.

(1)	Incorporated by reference to our Quarterly Report on Form 10-Q filed with the SEC for the quarter ended March 31, 2002.
(2)	Incorporated by reference to our Current Report on Form 8-K filed with the SEC on April 1, 2004.

ITEM 17.	UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be, included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 on Form S-3 to Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, State of Massachusetts, on the 23rd day of April, 2004.

POINT THERAPEUTICS, INC.

By:	/S/ DONALD R. KIEPERT, JR.

Name: Donald R. Kiepert, Jr. Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ DONALD R. KIEPERT, JR. Donald R. Kiepert, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)	April 23, 2004

/S/ RICHARD N. SMALL Richard N. Small	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	April 23, 2004

* Timothy J. Barberich	Director	April 23, 2004

* Thomas M. Claflin	Director	April 23, 2004

* Daniel T. Roble	Director	April 23, 2004

* William J. Whelan, Jr.	Director	April 23, 2004

* /s/ Donald R. Kiepert, Jr. -- Attorney-in-Fact

EXHIBIT INDEX

Number	Title Of Exhibit

4.1	Specimen Common Stock Certificate (1)
4.2	Form of Securities Purchase Agreement, dated as of March 24, 2004. (2)
4.3	Form of Registration Rights Agreement, dated as of March 24, 2004. (2)
4.4	Form of Warrant. (2)
5.1	Opinion of Ropes & Gray LLP.*
23.1	Consent of Ropes & Gray LLP (included in Exhibit 5.1).
23.2	Consent of Ernst & Young.**
24.1	Power of Attorney.***

*	Previously filed.
**	Filed herewith.
***	Included on signature pages of Registration Statement on Form S-1, File No. 333-110581.

(1)	Incorporated by reference to our Quarterly Report on Form 10-Q filed with the SEC for the quarter ended March 31, 2002.
(2)	Incorporated by reference to our Current Report on Form 8-K filed with the SEC on April 1, 2004.